AMENDMENT
                                    to the
                  AMENDED AND RESTATED EMPLOYMENT AGREEMENT


          THIS AMENDMENT (the "Amendment") dated as of the 30th day of August, 2001, to the Amended and Restated Employment Agreement between F. Edward Gustafson ("Executive") and Viskase Companies, Inc. (formerly known as Envirodyne Industries, Inc. and hereinafter referred to as the "Company") dated as of the 27th day of March, 1996 (the "Agreement"), is entered into between Executive and the Company (hereinafter together referred to as the "parties").

          Pursuant to Section 16 of the Agreement, the parties hereby agree to amend the Agreement pursuant to this Amendment.

          The Agreement is amended as follows:

          Section 1: Definitions. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Agreement.

          Section 2. Amendment of Section 2. The following sentence shall be added after the third sentence of Section 2 of the Agreement:

          "The Company acknowledges (i) that Executive is the Chairman of the Board, President and Chief Executive Officer of Viskase Corporation ("Viskase"), a wholly-owned subsidiary of the Company, and Executive is party to an Employment Agreement dated as of August 30, 2001 with Viskase (the "Viskase Employment Agreement") and (ii) that Executive's performance under the Viskase Employment Agreement shall deemed not to be in conflict with this Agreement."

          Section 3. Amendment of Section 15. Section 15 of the Agreement is hereby replaced with the following:

          "15.     Non-Exclusivity of Rights.  Nothing in this Agreement
shall limit or reduce such rights as Executive may have under any other agreements with the Company or any of its subsidiaries; provided, however, that the payments and benefits provided under Section 8 shall be in lieu of any other termination benefits (including severance, notice and pay and salary continuation) to which Executive may otherwise be entitled from the Company; and provided, further, however, (i) that any amounts payable under
Section 3 of this Agreement shall be set off by amounts paid to Executive under Section 3 of the Viskase Employment Agreement for the same period of employment and (ii) that any amounts payable under Section 8 of this Agreement shall be set off by amounts paid to Executive under Section 8 of the Viskase Employment Agreement. Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan or program of the Company or any of its subsidiaries shall be payable in accordance with such plan or program, except as explicitly modified by this Agreement."

          Section 4. Choice of Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, without giving effect to the conflict of law principles thereof.

          Section 5. Effectiveness. Except as expressly modified above, all other terms, conditions and provisions of the Agreement remain in full force and effect.



          IN WITNESS WHEREOF, the parties have caused this Amendment to be signed as of the first date written above.


                              VISKASE COMPANIES, INC.

                              By:  --------------------------------------
                                   Name:  Gordon S. Donovan
                                   Title: Vice President


                              -------------------------------------------
                              F. Edward Gustafson